Exhibit 99.92

CONSENT OF KAUSH RAKHIT

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Reports titled “Geological Introduction and Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Lanxess Smackover Lithium-Brine Property in Arkansas, United States” dated November 19, 2018 and amended March 14, 2019, and “Geological Introduction and Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Tetra Smackover Lithium-Brine Property in Arkansas, United States” dated February 28, 2019 and amended March 14, 2019, which is included in, or incorporated by reference into, the registration statement on Form 40-F of Standard Lithium Ltd. being filed with the United States Securities and Exchange Commission.

/s/ Kaush Rakhit
Kaush Rakhit, M.Sc., P.Geol. Chief Executive Officer Canadian Discovery Ltd.

Date: June 30, 2021